07025602

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 28, 2007

File No.82-3300

RECEIVED
2007 JUL 31 A 10:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 41	July 28, 2007	Unaudited Financial Results for the quarter ended June 30, 2007
2.	Clause 41	July 28, 2007	Media Release on Unaudited Financial Results for the quarter ended June 30, 2007
3.	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	July 28, 2007	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended June 30, 2007

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

PROCESSED
AUG 02 2007
THOMSON
FINANCIAL

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 28, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2007

In continuation of our letter dated July 18, 2007, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2007, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Meeting of the Board of Directors of the Company held on 28th July 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th June 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2007	**2006**	**2007 (Unaudited)**
1.	Turnover	29,493	26,166	110,886
	Less: Excise Duty / Service Tax Recovered	1,437	1,644	5,523
2.	**Net Turnover**	**28,056**	**24,522**	**105,363**
3.	Other Income	105	44	193
4.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	556	(627)	(970)
	b) Consumption of raw materials (incl. traded goods)	19,999	18,152	77,889
	c) Staff cost	371	318	1,197
	d) Other expenditure	1,953	2,442	9,037
5.	Interest and Finance Charges	288	266	1,114
6.	Depreciation	958	907	4,009
7.	**Profit before tax**	**4,036**	**3,108**	**13,280**
8.	Provision for Current Tax (including Fringe Benefit tax)	467	356	1,521
9.	Provision for Deferred Tax	305	205	851
10.	**Net Profit**	**3,264**	**2,547**	**10,908**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
12.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year			**53,102**
13.	Earnings per share (of Rs. 10)			
	Basic	23.4	18.3	**78.3**
	Diluted	23.4	18.3	**78.3**
14.	Aggregate of Public shareholding			
	- Number of Shares (in crores)	68.31	69.91	[illegible]
	- Percentage of Shareholding (%)	49.02	50.17	[illegible]

BEST AVAILABLE COPY

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. The Hon'ble High Court of Mumbai has sanctioned the scheme of amalgamation on 12th June, 2007. The sanction of Hon'ble High Court of Gujarat is pending. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007 and un-audited financial statements for the quarter ended 30th June 2007 will be accordingly restated.

3. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 437 crore (US$ 107 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 6 crore (US$ 1.5 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the quarter would have been higher by Rs. 383 crore (US$ 94 million).

6. Reliance Commercial Associates Limited, Reliance Financial Distribution and Advisory Services Limited, RIL (Australian) Pty Limited, Reliance Hypermarket Private Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 9 crore (US$ 2.2 million).

8. There were no investors' complaints pending as on 1st April 2007. All the 2,153 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 28th July 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2007.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED 30th JUNE 2007

Rs Crores

		Quarter Ended 30th June				Year ended 31st March	
		2007		2006		2007 (Unaudited)	
1	**Segment Revenue**						
	- Petrochemicals	10,844		9,787		42,226	
	- Refining	22,794		20,862		86,009	
	- Others	589		530		2,380	
	Gross Turnover (Turnover and Inter Segment Transfers)	**34,227**		**31,179**		**130,615**	
	Less: Inter Segment Transfers	4,734		5,013		19,729	
	Turnover	**29,493**		**26,166**		**110,886**	
	Less: Excise Duty Recovered on Sales	1,437		1,644		5,523	
	Net Turnover		**28,056**		**24,522**		**105,363**
2	**Segment Results**						
	- Petrochemicals	1,481		1,087		5,395	
	- Refining	2,558		2,035		7,726	
	- Others	301		284		1,335	
	Total Segment Profit before Interest and Tax		**4,340**		**3,406**		**14,456**
	(i) Interest Expense		(288)		(266)		(1,114)
	(ii) Interest Income		72		22		108
	(iii) Other Unallocable Income Net of Expenditure		(88)		(54)		(170)
	Profit before Tax		**4,036**		**3,108**		**13,280**
	(i) Provision for Current Tax		(467)		(356)		(1,521)
	(ii) Provision for Deferred Tax		(305)		(205)		(851)
	Profit after Tax		**3,264**		**2,547**		**10,908**
3	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		26,334		29,042		27,805
	- Refining		39,272		40,035		39,537
	- Others		18,743		7,084		14,879
	- Unallocated Corporate		9,670		4,296		7,683
	Total Capital Employed		**94,019**		**80,457**		**89,904**

Notes to Segment Information for the Quarter Ended 30th June 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 28, 2007

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 28, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended June 30, 2007 – Media Release

In continuation of our letter dated July 28, 2007 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter ended June 30, 2007 approved by the Board of Directors and the Media Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Media Release

Reliance

Mumbai, 28 July 2007

SUPERIOR OPERATING PERFORMANCE

TURNOVER OF RS. 29,493 CRORE (US$ 7.25 BILLION), UP 12.7%

EXPORTS CROSS US$ 4.0 BILLION, UP 30%

NET PROFIT OF RS 3,264 CRORE, UP 28.2%

(In Rs. Crore)	1Q FY08	4Q FY07	1Q FY07	% Change wrt 4Q FY07	% Change wrt 1Q FY07
Turnover	**29,493**	27,399	26,166	7.6%	12.7%
PBDIT	**5,282**	4,785	4,281	10.4%	23.4%
Net Profit	**3,264**	2,853	2,547	14.4%	28.2%
EPS (Rs.)	**23.4**	20.5	18.3		

Reliance Industries Limited (RIL) today reported its financial performance for quarter ended June 30, 2007. Highlights of the un-audited financial results as compared to the previous period are:

- Turnover increases by 12.7% to Rs. 29,493 crore (US$ 7.25 billion).
- Cash Profit increases by 23.7% to Rs. 4,527 crore (US$ 1.11 billion)
- Net Profit increases by 28.2% to Rs. 3,264 crore (US$ 0.80 billion) – the highest ever by any private sector company in India.
- Gross Refining Margin of US$ 15.4 / bbl – the highest ever since inception.

Commenting on the results, Mukesh D. Ambani, CMD, Reliance Industries Limited said:

"I am delighted to report yet another quarter of outstanding performance by RIL. Our world class manufacturing facilities have demonstrated a high operating leverage by delivering superior margins and record profits. We continue to make rapid strides in our new initiatives including Oil & Gas, Organized Retailing and the new refinery at RPL. While our existing businesses continue to deliver a robust operating performance, our new initiatives provide us a platform to deliver superior shareholder returns in the future."

MANAGEMENT DISCUSSION & ANALYSIS

(For the quarter ended June 30, 2007)

STRATEGIC DEVELOPMENTS

OIL AND GAS – E&P

This was yet another eventful quarter for RIL's Oil and Gas Exploration& Production business. RIL announced success in its very first well drilled in the Cauvery deep-water basin in the east coast of India. This is the first time that any exploration company has had a hydrocarbon discovery in the Cauvery deep-water basin. The block, CY-DWN-2001/2 (CY-III-D5) which has an area of 14,325 square kilometers, was awarded to RIL under NELP III. The success of the well CY-III-D5-A1 in this block marks the beginning of a new vista of exploration in this basin. RIL has a 100% interest in this block.

During the quarter, RIL made two additional discoveries as follows:

- Well KGD6-R1 in block KG DWN 98/3 (KG D6) and
- Well GS01-B1 in block GS-OSN-2000/1 (GS01). This is a major breakthrough in the West coast off Gujarat-Saurashtra offshore and a significant discovery for Reliance in the West Coast carbonate regime.

During the quarter, RIL also submitted development plans for the NEC25 block and the Sohagpur CBM Blocks (East and West) to the DGH for approval.

PERFORMANCE REVIEW AND ANALYSIS

During the quarter, the refinery processed 8.01 million tonnes, an increase of 7%, reflecting an operating rate of 97%.

Petrochemicals production (including toll conversions) grew by 15% to 3.65 million tonnes, against 3.16 million tonnes for the corresponding period of the previous year.

Oil production from the PMT blocks increased by 25% to 148,617 tonnes and gas production was up by 23% to 317 MMSCM.

Turnover for the period ended 30th June 2007 stood at Rs. 29,493 crore (US$ 7.25 billion), reflecting a growth of 13% over the corresponding period of the previous year. Increase in revenue was due to 3% increase in prices and 10% growth in volume. During the period under review, aggregate exports were higher by 30% at Rs. 17,263 crore (US$ 4.24 billion).

Consumption of raw materials increased by 10% from Rs 18,152 crore to Rs 19,999 crore (US$ 4.91 billion) primarily on account of higher crude prices.

Employee cost increased by 17% from Rs 318 crore to Rs 371 crore (US$ 91 million). This increase was mainly on account of performance linked incentives and increments.

Other expenditure decreased by 20% from Rs 2,442 crore to Rs 1,953 crore (US$ 480 million), mainly due to lower incidence of sales tax on account of higher export of refinery products. It includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock and establishment expenses.

Operating Profit before other income increased by 22% from Rs. 4,237 crore to Rs. 5,177crore (US$ 1.27 billion). Net operating margin for the quarter was 18.5% as compared to 17.3% in the corresponding period of the previous year.

Other income was higher at Rs. 105 crore (US$ 26 million) against Rs. 44 crore primarily on account of increase in interest income on higher surplus funds.

Interest costs were higher by 8% at Rs. 288 crore (US$ 71 million) on account of increased borrowings. During the quarter, Rs. 163 crore of interest was capitalized, as against Rs 149 crore in the corresponding period of the previous year. Interest cost includes Rs. 23 crore on account of exchange rate difference against Rs. 136 crore in the corresponding period of the previous year. Gross interest cover was 9.6 compared to 8.1 for the corresponding period of the previous year.

Depreciation was higher at Rs. 958 crore (US$ 235 million) against Rs. 907 crore in the corresponding period of the previous year. The higher depreciation charge was on account of additional assets capitalized during the period.

Profit after tax was Rs. 3,264 crore (US$ 0.80 billion) as against Rs. 2,547 crore for the corresponding period of the previous year, representing an increase of 28%. Basic earning per share (EPS) for the quarter was Rs. 23.4 (US$ 0.57) against Rs. 18.3 for the corresponding period of the previous year.

During the quarter, RIL's contribution to the national exchequer in the form of various taxes was Rs. 2,785 crore (US$ 684 million).

LEVERAGE

(In Rs. Crore)	30-June-07	31-Mar-07
Gross Debt	26,258	26,952
Cash & cash equivalent	3,331	1,966
Net Debt	22,927	24,986
Shareholders' Equity	61,651	57,147
Net Debt Ratio	0.37	0.44

The outstanding debt as on 30th June 2007 was Rs 26,258 crore (US$ 6.45 billion) compared to Rs 26,952 crore as on 31st March 2007. Net gearing for the quarter was 25.2% compared to 28.4% as on 31st March 2007.

RIL has the highest credit rating of AAA from CRISIL, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. RIL's international ratings, from both Moody's and S&P, are higher than the sovereign ratings.

CAPITAL EXPENDITURE

During the quarter, RIL incurred a capital expenditure of Rs. 3,862 crore (US$ 949 million). With the completion of major expansion plans in the refining and petrochemicals business, the capital expenditure was largely for the Oil and Gas initiatives.

(In Rs. Crore)	1Q FY08	4Q FY07	1Q FY07
E & P	**2,461**	3,295	476
Refining & Marketing	**413**	329	522
Petrochemicals	**103**	147	86
Common	**885**	65	855
TOTAL	**3,862**	**3,836**	**1,939**

The common capital expenditure of Rs. 885 crore (US$ 217 million) during the quarter was mainly on account of real estate for office purposes.

RELIANCE PETROLEUM LIMITED (RPL):

RPL continues to make rapid progress in implementing its large, complex refinery at Jamnagar SEZ. In just 19 months, RPL has achieved an overall project progress of 65%. Engineering and procurement activities are nearing completion. Site infrastructure has been mobilized to sustain the fast pace of construction and the project is on track for completion by December 2008.

During the quarter, project implementation gained momentum and the following milestones were achieved:

- Engineering efforts and cumulative engineering progress crossed the 90% mark.
- Procurement and contracting activities are nearing completion.
- Deliveries of critical, long-lead equipments and 'over dimensional consignments' (ODCs) have commenced and their installation is underway.
- Civil construction is nearing completion
- Dramatic changes to the skyline, over 500 items of equipment have already been installed.

Please visit www.reliancepetroleum.com for a photo preview of progress at the site.

The progress on the engineering front has been excellent. Over 90% of drawings required for structural steel fabrication and 85% of piping have been completed. The focus has shifted towards engineering close-out. This has involved a team effort with 7,500 engineers working at several interconnected locations around the world.

The quarter witnessed near completion of procurement activities for most equipment, tagged items and substantial part of the bulk materials. Installation of critical, long lead and heavy equipment has commenced. Focus is now on vendor expediting and follow-up to ensure compliance with quality and delivery commitments for the balance equipments.

Construction activities also gained momentum with 1.3 million cubic meters of concrete being poured thus far. 50% of structural steel fabrication, 75% of tankage fabrication and 30% of pipe fabrication and installation have been completed.

Indian Petrochemicals Corporation Limited (IPCL):

(In Rs. Crore)	1Q FY08	4Q FY07	1Q FY07	% Change wrt 4Q FY07	% Change wrt 1Q FY07
Turnover	**3,175**	3,388	3,371	(6.3%)	(5.8%)
PBDIT	**668**	640	621	4.4%	7.6%
Net Profit	**336**	251	180	33.9%	86.7%
EPS (Rs.)	**11.2**	8.3	6.3		

Production was at 1.39 million tonnes as against 1.40 million tonnes during corresponding period of the previous year. Exports of manufactured products were lower at Rs. 107 crore (US$ 26 million) as against Rs. 421 crore for the corresponding period of the previous year.

Turnover was lower at Rs. 3,175 crore (US$ 780 million) against Rs. 3,371 crore for the corresponding period of the previous year. Operating Profit (PBDIT) was higher at Rs. 668 crore (US$ 164 million) as against Rs. 621 crore for the corresponding period of the previous year. Net Profit was significantly higher at Rs. 336 crore (US$ 83 million) as against Rs. 180 crore for the corresponding period of the previous year, recording a sharp increase of 87%.

Net Profit for Q1 FY 0607 and Q4 FY 0607 includes exceptional and non-recurring items of Rs. 118 Crore, in each quarter, on account of Voluntary Separation Scheme / Special Separation Scheme for the employees of Vadodara unit and provision for diminution in value of investments in Gujarat Chemicals Port Terminal Company Limited (GCPTCL) and Indian Vaccines Corporation Limited (IVCOL).

Contribution to the national exchequer in the form of various taxes was at Rs. 752 crore (US$ 185 million) as against Rs. 710 crore for the corresponding period of the previous year.

Earnings Per Share (EPS) for the quarter was Rs. 11.2 (US$ 0.27).

RELIANCE RETAIL LIMITED (RRL):

During the quarter, Reliance Retail Limited (RRL) opened an additional 105 Reliance Fresh stores and ended the quarter with a total of 201 Reliance Fresh stores. The pace of new store opening gathered a good momentum as compared to the last quarter. This quarter witnessed RRL crossing the milestone of its 200th store.

The new stores were launched in Ahmedabad, Ranchi, Bangalore, Mysore, Kochi, Pune, Bhopal, Indore, Jalandhar and Ludhiana with additions to NCR, Chennai, Jaipur, Guntur, Hyderabad, Vijayawada and Visakhapatnam.

At the end of this quarter RRL has presence in 25 towns and cities across India.

Reliance, as part of its vision, is forging strong and enduring bonds with the farmers. Until 30th June, 2007, RRL has established 108 collection centers in 16 states for engaging with the farmers directly for procurement of diverse agricultural produce and milk.

During this quarter RRL achieved another milestone of crossing 1 million loyal customers through the RelianceOne membership program.

PERFORMANCE REVIEW

OIL AND GAS (EXPLORATION & PRODUCTION)

GLOBAL SCENARIO

The E&P industry registered another quarter of robust performance marked by high hydrocarbon prices and strong demand from end-users. During the quarter, Brent prices were US$ 69 / bbl vis-a-vis US$ 70 / bbl in the same quarter last year. Average Henry Hub prices were also higher at US$ 7.65 / MMBTU vis-à-vis US$ 6.6 / MMBTU for the corresponding period of the previous year. The forward curve averages US$ 71.6 / bbl for WTI and US$ 72.7 / bbl for Brent for the next five years.

With natural gas prices in Asia and continental Europe predominantly indexed to oil prices, average gas prices (futures) were higher at US$ 8 / MMBTU and are expected to remain above historical levels. In 2006, Asian LNG prices averaged US$ 7 / MMBTU and were US$ 6 / MMBTU in the previous year.

In its World Energy Outlook released during the quarter, the International Energy Agency (IEA) estimates an investment requirement of US$ 8.2 trillion in the oil and gas sector over the next two decades to meet the future demand. The biggest challenge for the sector however is the steep rise in cost of equipment and services which have more than doubled in the recent past, resulting in a sharp increase in exploration and development costs across the world.

OIL & GAS BUSINESS

Reliance is the largest exploration acreage holder in the private sector in India. This segment now comprises of (i) 30% interest in producing Panna-Mukta and Tapti fields (ii) 33 exploration blocks awarded under the NELP bids (iii) exploration and production rights to 5 coal bed methane (CBM) blocks and (iv) exploration interests in Yemen, Oman, East Timor and Australia.

PANNA-MUKTA TAPTI - HIGHLIGHTS

During the quarter, Panna-Mukta fields produced 462,136 MT of crude oil and 482 MMSCM of natural gas, reflecting an increase of 21% and 39% respectively as compared to the corresponding period of the previous year. Tapti also produced higher gas volumes of 576 MMSCM and 33,255 MT of condensate, registering a growth of 10% and 29% respectively over corresponding period of the previous year.

The expansion plan (EPOD) of Panna-Mukta fields has been completed resulting in an additional production of 8,000 BOPD. The additional recovery over project life is at 18 Million barrels of oil and 74 BCF of natural gas.

The new revised plan of development (NRPOD) for the Tapti block is on track for additional gas production. On commissioning, NRPOD is expected to result in production of an additional 5.7 MMSCMD of gas and 1,600 BOPD of condensate. Drilling of Mid-Tapti wells and hook-up of Tapti Compressor Processing Platform is in progress.

In addition, declaration of commerciality for the new discovery in South-West Panna has been submitted to the DGH for its approval.

EXPLORATION HIGHLIGHTS FOR THE QUARTER

- RIL made one more gas discovery in KGD6 block well R1. With this, RIL has made 18 discoveries in KGD6 block out of 21 exploration wells drilled. R1 was drilled to a water depth of 2010 meters and a total depth of 4860 meters, which is the deepest location drilled in this block. The well encountered 2 gas bearing zones and the data obtained from logging and Modular Dynamic Testing confirmed the presence of hydrocarbons in the Mio-Pliocene intervals. Named Dhirubhai 34, this discovery has since been notified to the DGH. The discovery opens up new areas in the deep stratigraphic levels in the block and demonstrates upside potential.

- RIL also made a significant discovery in the west coast in block GS01. This shallow water block was awarded to the consortium of RIL (90%) and Hardy Exploration (10%) under the NELP II round. The well, GS01-B1 was drilled to a water depth of 78 meters and a total depth of 2,282 meters. Hydrocarbon presence was confirmed in mid-Miocene carbonate reservoir. Drill Stem Testing resulted in a flow of 18.6 MMSCFD of gas and 415 barrels of condensate per day. This was RIL's first discovery in west coast carbonate reservoir area. Named Dhirubhai 33, this discovery has also been notified to the DGH.

- RIL also recently announced success in its very first well in the Cauvery deep-water basin in the east coast of India. This is the first time a hydrocarbon discovery has been made in the Cauvery deep-water basin. The deep-water block CY-DWN-2001/2 (CY-III-D5) located in the Cauvery Basin, with an area of 14,325 square kilometers, was awarded to RIL under NELP III. RIL holds a 100 % interest in this block. The success of the well, CY-III-D5-A1 in the block marks the beginning of a new vista of exploration in this basin. This well was located in a water depth of 1,185 meters and was drilled to a target depth of 4,081 meters and terminated in the crystalline basement. The presence of oil and gas with condensate has been confirmed by several tests including Modular Dynamic Tester (MDT) and Drill-Stem Testing (DST). This discovery, namely 'Dhirubhai – 35', has been notified to the DGH.

- The reserve estimates of all these discoveries are under evaluation.

- RIL also completed drilling of one exploratory well in block NEC25 and with this RIL has so far made 7 gas discoveries out of 8 wells drilled in NEC25. Further 2D, 3D seismic analysis and drilling of exploratory wells in the block are being planned in the block going forward.

- RIL also acquired an additional 139 LKM of 2D in its on-land blocks in the Cambay basin and an additional 5,003 square kilometers of 3D, spread over 3 blocks in the KG, Mahanadi and Cambay basins.

- Due to poor prospects, RIL relinquished one block in the Kerala Konkan Basin.

- RIL has an aggressive exploratory program over the next four quarters to explore available acreage. Drilling is proposed in 11 out of the 26 blocks (excluding new blocks from NELP-VI). RIL also plans extensive seismic studies covering all major basins including 7 blocks awarded in NELP-VI.

- RIL is currently operating with three rigs. With a view to accelerating the exploration program, RIL has taken efforts to mobilize three additional rigs of which 2 are expected to be operational by 3Q FY08 and the third by 4Q FY08. RIL is positioning itself against exploration risks through prudent long-term contracting strategies of equipment and services.

FAST TRACK DEVELOPMENT EFFORTS IN THE DISCOVERED BLOCKS

The development of discoveries Dhirubhai 1 and Dhirubhai 3 in the KGD6 block are on schedule for production of gas by second half of FY 2008-09. Milestones achieved are:

- Major EPC / EPIC contracts awarded and long lead items have been ordered.
- Pre-engineering survey for offshore installation has been completed.
- The construction jetty has been completed.
- 13 development wells have been drilled out of total 18 wells targeted.
- Drilling of A6 development well is under progress.
- The project is in its fabrication phase and on schedule.

To explore further upside, RIL is aggressively pursuing an exploration campaign in the KGD6 block.

The preparation of a development plan and fast track implementation of the Dhirubhai 26 cretaceous oil discovery is progressing as per the plan. Concept study and EPS validation has been completed and the FEED study is underway. Initial production is estimated at 30,000 – 35,000 BOPD during 2008-09.

In NEC25, the development plan for six consecutive discoveries has been submitted to the DGH for approval.

COAL BED METHANE (CBM)

Commercial production of CBM is expected to be operational by 2010. Development plans for the Sohagpur East and West blocks were submitted during the quarter to the DGH for approval.

INTERNATIONAL OPERATIONS

Overseas E&P business consists of one producing block in Yemen, one exploration block each in Oman and East Timor. Last year, two new blocks were awarded in Yemen for which the PSC is expected to be signed in 2Q FY08.

- During the quarter, one block was awarded in the recent bidding round in the North-West Shelf of Australia.
- Average production at the Yemen Block 9 was at 4,500 BOPD during the quarter. The Government of Yemen has approved the laying of a 280 km pipeline. Drilling of 8 development wells are planned during the year.
- Processing and interpretation of the newly acquired 2D and 3D data is under progress in Oman's Block 18. PSC for the newly awarded Oman Block 41 is expected to be signed by 2QFY08.

REFINING & MARKETING (R&M)

(In Rs. Crore)	1Q FY08	4Q FY07	1Q FY07	% Change wrt 4Q FY07	% Change wrt 1Q FY07
Crude Processed (Mn. MT)	**8.01**	8.10	7.51	(1.1)%	6.7%
Segment Revenues	**22,794**	21,069	20,862	8.2%	9.3%
Segment EBIT	**2,558**	2,277	2,035	12.3%	25.7%
EBIT Margin (%)	**11.2%**	10.8%	9.8%		

During the quarter, refining EBIT increased to Rs 2,558 crore, an increase of 25.7% over the corresponding period of the previous year. EBIT margin for the refining business increased to 11.2% as compared to 9.8% in the corresponding period of the previous year.

During the period under review, the refinery processed 8.01 million tonnes of crude and registered an average utilization of 97%, which is significantly higher than the average utilization rates for refineries globally which were at 86.5% in North America, 82.4% in Europe and 84.5% in Asia Pacific.

Exports of refined products touched US$ 3.2 billion during the period and accounted for 62.9% of production volumes. Exports of refined products were at 5.04 million tonnes during the quarter as compared to 3.19 million tonnes for the corresponding period of the previous year.

Domestic marketing margins continue to be under pressure due to lack of a level playing field for the private sector marketing companies. The period witnessed high crude oil prices without any corresponding improvement in the domestic selling price. RIL maintained a price differential of Rs. 1 per litre over PSUs' Retail Selling Price on

MS and HSD across most of the markets. RIL's market share in the retail HSD and MS stood at 4.28% and 4.18% respectively.

PRODUCT PRICE REALIZATION IN INDIA

Period Avg. Realization (Industry Prices)	1Q FY08	4Q FY07	1Q FY07
Gasoline (Rs/KL)	**20,753**	21,467	21,367
Diesel (Rs/KL)	**22,055**	22,282	22,139
LPG (Rs/MT)	**18,254**	18,254	17,784
ATF (Rs/KL)	**28,450**	27,491	30,052

During the quarter, domestic demand for petroleum products increased by 6.6% compared to the corresponding period of last year. This is against a 3.9% increase during the corresponding period of the previous year.

Demand for transportation fuels grew at a healthy rate in India. HSD, which accounts for a third of the consumption of petroleum products, registered a growth of 9% while demand for MS was up by 10.6%. Demand of Aviation Turbine Fuel grew by 13.9% and for LPG by 7.8%. Sale of Naphtha dropped by 9.7 % and Kerosene also declined by 0.1% during the period under review.

To capture the growth opportunity in the ATF business, RIL has presence at 8 airports in India and is now refueling major domestic airlines from its Aviation Fuelling Stations. Work at 9 other airports is in progress and these are to be commissioned in 2Q FY08.

RIL added 26 retail outlets during this quarter taking a total number of retail outlets to 1,411.

REFINING MARGIN

(US$ / bbl)	1Q FY08	4Q FY07	1Q FY07
Reliance Industries Limited	**15.4**	13.0	12.4
Regional Benchmarks			
Singapore (Dubai crack)	9.5	6.8	8.9
US Gulf Coast (Brent crack)	13.1	7.5	11.7
US Gulf Coast (WTI crack)	18.8	8.4	12.1
Rotterdam (Brent crack)	6.6	4.1	6.2
Mediterranean (Urals crack)	7.2	5.7	7.0

(Source: Reuters)

RIL's GRM for the quarter was at US$ 15.4 / bbl as against US$ 12.4 / bbl. The quarter witnessed high refinery utilization rates in the backdrop of strong demand for transportation products and global shortage of refining capacity. Besides supply demand dynamics Refinery margins are significantly influenced by efficiency in several major parameters, such as -

- Cost of sourcing crude oil
- Manufacturing reliability and efficiency
- Ability to produce quality transportation fuels
- Flexibility of crude oil receipt and product evacuation infrastructure

The highly complex configuration of the RIL refinery gives it the ability to process heavy and sour crude. The incremental oil supply through new discoveries is also in this category. Further, many of these crudes are in the "challenged" category and require unique technical capabilities for processing. These factors continue to support high levels of light heavy differentials and provide a unique advantage to the refineries who posses the capability to process heavy and sour crude oils. During the quarter, RIL processed 4 new crudes which it procured at a substantial discount.

The RIL refinery continues to reap the benefits of access to world class logistical infrastructure. This allows the refinery to import up to 100 percent of its crude oil requirement in VLCC's (Very Large Crude Carrier) capable of bringing up to 2 million barrels in each shipment. This reduces the freight costs considerably and optimizes the overall landed cost of crude oil. The product evacuation infrastructure again provides the flexibility to evacuate the products in varying parcel sizes and optimizes the supply chain costs of the buyers. This again results in higher realization to RIL for its products

RIL continues to demonstrate its superior manufacturing capabilities by continuing to run its refinery in a smooth, safe and flexible manner. While worldwide refinery outages have led to spikes in margins, RIL refinery has maintained its reliable operations to take advantage of these opportunities. Efficiencies in energy consumption, ability to swing production and quality at short notices, readiness and adaptability to accept different crude blends on a continues basis, adjusting operating parameters, blending management and several other factors all add up to a significant contribution to RIL's GRM.

Growing concerns on the environmental front have lead to most countries making their fuel specifications stringent. As RIL is critically dependent on export markets, it continuously optimizes its product pattern to maximize netbacks to the refinery. This is done while feeding fuels to suit requirements of different quality conscious markets across the world on the one hand and simultaneously making its crude slate heavier and sourer and maximizing "bottom of the barrel" conversion.

In summary while market condition have remained favourable, the large scale, flexible and complex configuration, path breaking efficiency in operations, innovation around crude procurement and the structural advantages of the refinery have uniquely positioned RIL to take advantage of the unfolding opportunities in the refining sector.

CRUDE OIL PRICE MOVEMENT (GLOBAL BENCHMARKS)

Oil (Benchmark Industry Prices) – Period Avg.	1Q FY08	4Q FY07	1Q FY07
Brent (US$ / bbl)	**67.69**	57.83	69.67
WTI (US$ / bbl)	**63.89**	58.16	70.45
Dubai (US$ / bbl)	**62.80**	55.50	64.83

Average prices of WTI, Brent and Dubai for the three months period were US$ 63.9 / bbl, US$ 67.7 / bbl and US$ 62.8 / bbl respectively while the peak prices were US$ 70.7 / bbl, US$ 73.5 / bbl and US$ 67.2 / bbl respectively.

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

PRODUCT PRICE – AVERAGE MARKET REFERENCE PRICES

Products – Period Average	1Q FY08	4Q FY07	1Q FY07
Gasoline (US$ / bbl)	**85.6**	68.3	83.6
HSD (US$ / bbl)	**81.3**	70.1	84.4
ATF (US$ / bbl)	**82.2**	72.2	85.5
LPG (US$ / MT)	**570.7**	526.7	456.3

Gasoline (95 Unleaded), HSD (Gasoil 0.5%S) , ATF(Jet) prices are mean of Platts prices FOB Singapore. LPG prices ($/MT) are Saudi CP FOB Ras Tanura for 40% Propane and 60% Butane.

International Energy Agency (IEA) has, with retrospective effect, revised upwards its global oil demand growth assessment for 2006 to 0.8 million b/d (0.9%) on account of revised data for Non-OECD countries. IEA also has revised upwards its product demand growth forecast for 2007 to 1.7 million b/d (2%) after reassessing the forecast data.

PETROCHEMICALS

(In Rs. Crore)	1Q FY08	4Q FY07	1Q FY07	% Change wrt 4Q FY07	% Change wrt 1Q FY07
Segment Revenues	**10,844**	10,670	9,787	1.6%	10.8%
Segment EBIT	**1,481**	1,137	1,087	30.3%	36.2%
EBIT Margin (%)	**13.7%**	10.7%	11.1%		

RIL's petrochemicals business benefited from higher production due to the expanded capacity and the positive impact of the shut down taken last year. Supporting this was a strong demand from the end-user segments and better prices across the value chain. An integrated business model and market leadership has enabled RIL in placing volumes at margins that were above historical averages during the quarter under review.

For the quarter, revenues for the petrochemical segment increased by 11% from Rs 9,787 crore to Rs 10,844 crore. Increased prices accounted for 3% of the growth while the balance 8% was on account of higher volumes.

During the period, EBIT from the petrochemical segment increased by 36% from Rs. 1,087 crore to Rs 1,481 crore.

Naphtha prices increased by 13% Y-o-Y on account of higher naphtha cracks. Strong domestic demand provided integrated producers like RIL the flexibility to pass on the increase in polyester and polymer prices, expanding its petrochemical margins. The polyester margin increased between 8% - 15% Y-o-Y whereas PP and PVC margins improved by 3% - 7% while PE margin was lower by 3%, during the same period. This led to increased margin from 11.1% to 13.7%. Margins continue to be above the five

year average. Going forward, margins are expected to remain stable in the short term due to lack of capacity additions and rising demand.

Demand for polyester is expected to improve as trends of high cotton prices typically lead to favorable polyester blending. The current international cotton prices are at US$ 1,574 / MT which is higher by US$ 300 / MT on a Y-o-Y basis.

PETROCHEMICALS PRODUCTION VOLUMES

(In '000 Tons)	1Q FY08	4Q FY07	1Q FY07	% Change wrt 4Q FY07	% Change wrt 1Q FY07
Production	**3,649**	3,562	3,165	2.4%	15.3%
Polymers (PP, PE, PVC)	**562**	542	469	3.7%	19.8%
Polyester (PFY, PSF, PET)	**395**	367	361	7.6%	9.4%
Polyester Intermediates (PX, PTA, MEG)	**1,093**	1,123	886	(2.7)%	23.4%

POLYESTER AND FIBRE INTERMEDIATES

Production volumes of the Polyester segment (PFY, PSF and PET) increased by 9% to 394,800 tonnes. Production from the new polyester facility has been placed successfully in the market. RIL has maintained its focus on specialty products which now account for 54% and 37% of PSF and PFY production respectively. RIL now has a domestic market share in excess of 55% in polyester segment.

RIL's polyester intermediates (PX, PTA and MEG) production grew by an impressive 23% to 1,093,200 tonnes during the quarter. This significant increase in production is attributed to the new 730,000 tonnes per annum PTA plant at Hazira which was

commissioned in 2Q FY07. Reliance's domestic market share in polyester intermediates is at 74%.

The domestic market of polyester witnessed exciting growth with demand growing at 6% over the corresponding period of the previous year. The robust growth was seen in PET demand grew by 26% whereas demand for POY and PSF grew by 4%. The increased demand for polyester was driven by robust downstream investments during the previous year. An additional 2.8 million spindles and 2,900 shuttle less looms were installed by India's textile industry. PET also witnessed a strong demand growth from bottled drinking water and edible oils.

POLYMERS

For the quarter ending 30th June 2007, the polymers business witnessed strong growth with aggregate production volumes of PP, PE and PVC growing by 20% to 561,600 tonnes. The increase in production is attributed to the full impact of the new PP plant at Jamnagar and also to the scheduled maintenance shutdown of the cracker and downstream plants at Hazira during the corresponding period of the previous year. RIL continues to be India's largest producer of polymers with a domestic market share of 47%.

RIL produced 225,500 tonnes of ethylene and 111,300 tonnes of propylene recording an increase of 39% and 44% respectively over the corresponding period of the previous year.

The domestic market of polymers witnessed exciting growth with demand growing at 14% compared to the coreesponding period of the previous year. The robust growth was seen across polymers – PP demand grew by 9%, PE demand grew by 11% while demand for PVC grew by 26%. The increased demand came largely from end-use segments like flexible packaging, infrastructure, cables, consumer durables and agriculture.

CHEMICALS

During the period under review, production of Linear Alkyl Benzene (LAB) remained unchanged at 30,300 tonnes. Reliance has a market share of 28% in the domestic LAB market. The Butadiene plant at Hazira produced 29,150 tonnes, higher by 72% as compared to the corresponding period of the previous year.

Media Release

Reliance

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2007	2006	2007 (Unaudited)
1.	Turnover	29,493	26,166	110,886
	Less: Excise Duty / Service Tax Recovered	1,437	1,644	5,523
2.	**Net Turnover**	**28,056**	**24,522**	**105,363**
3.	Other Income	105	44	193
4.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	556	(627)	(970)
	b) Consumption of raw materials (incl. traded goods)	19,999	18,152	77,889
	c) Staff cost	371	318	1,197
	d) Other expenditure	1,953	2,442	9,037
5.	Interest and Finance Charges	288	266	1,114
6.	Depreciation	958	907	4,009
7.	**Profit before tax**	**4,036**	**3,108**	**13,280**
8.	Provision for Current Tax (including Fringe Benefit tax)	467	356	1,521
9.	Provision for Deferred Tax	305	205	851
10.	**Net Profit**	**3,264**	**2,547**	**10,908**
11.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
12.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year			**53,102**
13.	Earnings per share (of Rs. 10)			
	Basic	23.4	18.3	**78.3**
	Diluted	23.4	18.3	**78.3**
14.	Aggregate of Public shareholding			
	- Number of Shares (in crores)	68.31	69.91	**68.31**
	- Percentage of Shareholding (%)	49.02	50.17	**49.02**

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. The Hon'ble High Court of Mumbai has sanctioned the scheme of amalgamation on 12th June, 2007. The sanction of Hon'ble High Court of Gujarat is pending. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007 and un-audited financial statements for the quarter ended 30th June 2007 will be accordingly restated.

3. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 437 crore (US$ 107 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 6 crore (US$ 1.5 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

5. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. Had the treatment as per AS 11 been followed, the net profit after tax for the quarter would have been higher by Rs. 383 crore (US$ 94 million).

6. Reliance Commercial Associates Limited, Reliance Financial Distribution and Advisory Services Limited, RIL (Australian) Pty Limited, Reliance Hypermarket Private Limited have become subsidiaries of the Company.

7. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 9 crore (US$ 2.2 million).

8. There were no investors' complaints pending as on 1st April 2007. All the 2,153 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2007.

9. The audit committee reviewed the above results. The Board of Directors at its meeting held on 28th July 2007 approved the above results and its release.

10. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2007.

Reliance

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED 30th JUNE 2007

Rs Crores

		Quarter Ended 30th June				Year ended 31st March	
		2007		2006		2007 (Unaudited)	
1	**Segment Revenue**						
	- Petrochemicals	10,844		9,787		42,226	
	- Refining	22,794		20,862		86,009	
	- Others	589		530		2,380	
	Gross Turnover (Turnover and Inter Segment Transfers)	**34,227**		**31,179**		**130,615**	
	Less: Inter Segment Transfers	4,734		5,013		19,729	
	Turnover	**29,493**		**26,166**		**110,886**	
	Less: Excise Duty Recovered on Sales	1,437		1,644		5,523	
	Net Turnover		**28,056**		**24,522**		**105,363**
2	**Segment Results**						
	- Petrochemicals	1,481		1,087		5,395	
	- Refining	2,558		2,035		7,726	
	- Others	301		284		1,335	
	Total Segment Profit before Interest and Tax		**4,340**		**3,406**		**14,456**
	(i) Interest Expense		(288)		(266)		(1,114)
	(ii) Interest Income		72		22		108
	(iii) Other Unallocable Income Net of Expenditure		(88)		(54)		(170)
	Profit before Tax		**4,036**		**3,108**		**13,280**
	(i) Provision for Current Tax		(467)		(356)		(1,521)
	(ii) Provision for Deferred Tax		(305)		(205)		(851)
	Profit after Tax		**3,264**		**2,547**		**10,908**
3	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		26,334		29,042		27,805
	- Refining		39,272		40,035		39,537
	- Others		18,743		7,084		14,879
	- Unallocated Corporate		9,670		4,296		7,683
	Total Capital Employed		**94,019**		**80,457**		**89,904**

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Notes to Segment Information for the Quarter Ended 30th June 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

Corporate Communications
Maker Chamber IV, 5th Floor
Nariman Point,
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 28, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2007 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. July 28, 2007.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 66620227, 30621888
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com • Telefax : 66620277

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2007**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	1 95 41 223	01.402
13	Held in dematerialised form in NSDL	131 08 76 872	94.070
14	Physical	6 30 89 946	04.528
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

*** *Rights. Bonus. Preferential Issue. ESOPs. Amalgamation, Conversion, Buyback, Capital Reduction. Forfeiture. Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	53	3 744	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	9	449	Delay in receipt of Physical DRF & Share Certificates from DP
	694	58 424	Processed Under NOL
	46	3 305	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**802**	**65 922**	
Pending for more than 21 days	3	179	Non - receipt of Physical DRF & Share Certificates from DP
Total	**3**	**179**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point,
Mumbai -400018
Tel.: 022 30042900
Fax.: 022 30042966

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER

Place: MUMBAI

Date : 07/07/2007

M. No.: 42320

END